

May 1, 2015

Via E-mail
Shai N. Gozani, M.D., Ph.D.
Chief Executive Officer
NeuroMetrix, Inc.
1000 Winter Street
Waltham, Massachusetts 02451

> **Re: NeuroMetrix, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed April 24, 2015**
> **File No. 333-188133**

Dear Dr. Gozani:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2015 letter.

The Offering, page 8

1.   Please expand the disclosure in the last paragraph on page 10 to identify the holder. Also, disclose (1) the number of common shares that underlie each share of the preferred stock to be repurchased and (2) the exercise price of the warrants to be forfeited. File the related repurchase and forfeiture agreements as exhibits to this registration statement.

Use of Proceeds, page 9

2.   We note your response to prior comment 3. If you will use any of the proceeds from this offering for the repurchase of preferred stock mentioned in your disclosure added on pages 10 and 62, please say so clearly and directly in this section. Also, if the repurchase of

preferred stock and related forfeiture of warrants is contingent on Sabby Management's participation in this offering or will vary based on the extent of such participation, please highlight that information and Sabby Management's relationship to you in your summary of the offering.

Principal and Management Stockholders, page 60

3. We note your disclosure on the prospectus cover page that "[c]ertain of [y]our existing principal stockholders and their affiliated entities" have indicated an interest in purchasing your securities; please tell us which principal stockholders and affiliated entities, other than Sabby Management, have indicated an interest in purchasing securities in this offering. Also tell us (1) how you determined which of the principal stockholders and affiliated entities that have indicated an interest in purchasing your securities to name in your prospectus, and (2) the number of offered securities that each principal stockholder or its affiliates has indicated an interest in purchasing.

4. Please tell us when you began the discussions with your principal shareholders regarding their participation in this offering relative to (1) when you amended your Form S-1 on April 13, 2015 to include the pre-funded warrants, and (2) when you amended your Form S-1 on April 24, 2015 to include the units. Provide us your analysis of how the timing of these discussions was consistent with Section 5 of the Securities Act.

The NASDAQ Capital Market Listings, page 69

5. Please ensure that your disclosure in this section that you do not intend to list any of the warrants to be sold in this offering on The NASDAQ Capital Market is consistent with other disclosures in the prospectus, such as your disclosure in the second paragraph on page 67 that you have applied for listing of the warrants to be sold in this offering on The NASDAQ Capital Market. Please also avoid equivocal disclosure like your current statement on page 7 that you have applied for listing but might abandon the application; your disclosure should state clearly whether the offered securities will be listed for trading on the disclosed exchange.

Exhibit 5.1

6. We note the reference in the first paragraph of exhibit 5.1 to an "Underwriting Agreement [that] was filed as an exhibit to the Registration Statement;" however, you have not yet filed an underwriting agreement that reflects the offering as currently structured. Please file a revised opinion that clearly addresses the securities currently offered.

7. Please file an opinion that fully addresses the legality of the units. For guidance, refer to section II.B.1.h of Staff Legal Bulletin No. 19 (October 14, 2011).

8.   Please file an opinion that addresses whether the warrants registered for sale are binding obligations of the registrant under the law of the jurisdiction governing the warrants. We note that exhibit 5.1 is limited to the General Corporation Law of the State of Delaware; however, exhibits 4.3 and 4.10 to your registration statement indicate that the warrants are governed by the laws of the State of New York. The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) should not assume that laws of an applicable jurisdiction are identical to the laws of the State of Delaware as exhibit 5.1 currently does.

9.   We note the references in the fourth paragraph of this exhibit conditioning the opinion on the filing of a Certificate of Designation. Please confirm that, before this registration statement is effective, you will file a revised opinion that does not contain that condition.

        Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Megan N. Gates, Esq.